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Exhibit 99(a)(2)

August 24, 2001

[Address]

Subject: Option Exchange Program

Dear [Name]

    We believe that stock ownership in UNOVA, Inc. by our employees is a strong motivating factor in aligning our interests with those of other shareholders. The stock option plans we have put in place since the inception of UNOVA were designed to achieve this result. Similarly, these stock option plans also create strong incentives for employee retention and a balanced, stable work force.

    Regrettably, our current stock price is less than the exercise price of many outstanding options. This negatively impacts the principal purposes of the stock incentive plans, which are:

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  Align employee interests with shareholders

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  Retention of key employees

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  Stability of management workforce

In order to better achieve these purposes, the Board of Directors has approved an Option Exchange Program under which you may exchange some of your options for shares of Restricted Stock that will vest over a three-year period. The Board and I share the view that the Company has made significant progress in achieving a turn around in the performance of our businesses and that this Option Exchange Program will further support that objective.

    If you were granted stock options during the period from June 1, 1999 to May 31, 2000, you may exchange your stock options for shares of Restricted Stock. If you decide to participate in this voluntary program, you will receive one share of Restricted Stock for every four eligible options you choose to exchange. The Restricted Stock will be issued at the stock price in effect at the time of exchange.

    Here is the Option Exchange Program at a glance:

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  Stock options granted from June 1, 1999 through May 31, 2000 to employees of UNOVA, its U.S. subsidiaries and certain non-U.S. subsidiaries are eligible for exchange.

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  If you choose to exchange any eligible grant, all options in that grant will be exchanged for Restricted Stock. You cannot split a grant and exchange only a portion of the options granted on one date. For this purpose, all options granted on a particular date are deemed to be part of a single grant, even if they are covered by two or more option contracts.

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  UNOVA will issue one share of Restricted Stock for every four option shares you surrender for exchange.

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  The new Restricted Stock will vest at 33 1/3% per year (with the last installment adjusted for uneven shares), over three years. Vested shares will be credited to your account annually on each vesting date (assuming continued employment).

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  The exchange is not automatic. If you want to participate, you must complete and sign the enclosed Option Exchange Personal Election Form, which must be received by UNOVA on or before September 28, 2001. You must also execute a Restricted Stock Agreement and Stock Power, which will be sent to you following our receipt of your Option Exchange Personal Election Form.

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  You must be employed by UNOVA, Inc. or one of its eligible subsidiaries or divisions on the date of expiration of the exchange offer.

    Along with this letter you will find the Offer to Exchange, including a summary of questions and answers, a Personal Statement, an Option Exchange Personal Election Form, a Change of Election Form, and a return envelope.

    Please read all these materials carefully. To participate in the Option Exchange Program, your completed, signed Election Form must be received by UNOVA by September 28, 2001. You must return a Personal Election Form even if you decide not to participate, thus avoiding any confusion about your decision. If your acceptance is not received by September 28, 2001, you will be deemed to have elected not to participate.

    Stock ownership gives all of us a unique opportunity to share in UNOVA's future success. The Option Exchange Program allows us to show our appreciation of your efforts. Thanks for your continued commitment to UNOVA.

                      Sincerely,

                      Larry D. Brady
                      Chairman of the Board and Chief Executive Officer

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  Exhibit 99(a)(2)